Exhibit 99.1

Press release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Concerning Forward-Looking Statements” later in this news release.

Bell announces offerings of Canadian MTN Debentures and US Notes

MONTRÉAL, May 27, 2026 - Bell Canada (“Bell”) today announced the public offering in Canada of Cdn $1.6 billion aggregate principal amount of MTN Debentures in two series pursuant to its medium term notes (“MTN”) program (the “Canadian Offering”). The Cdn $900 million 4.70% MTN Debentures, Series M-69, will mature on November 15, 2036, and will be issued at a price of Cdn $99.815 per $100 principal amount for a yield to maturity of 4.723%. The Cdn $700 million 5.30% MTN Debentures, Series M-70, will mature on June 3, 2056, and will be issued at a price of Cdn $99.568 per $100 principal amount for a yield to maturity of 5.329%. The MTN Debentures are being publicly offered in all provinces of Canada through a syndicate of agents. Closing of the offering of the MTN Debentures is expected to occur on June 3, 2026, subject to the satisfaction of customary closing conditions. The MTN Debentures will be fully and unconditionally guaranteed by BCE Inc.

Bell also announced today the public offering in the United States of US $650 million aggregate principal amount of U.S. senior notes (“Notes”) in one series (the “US Offering”). The US $650 million 5.450% Series US-11 Notes will mature on November 15, 2036, and will be issued at a price of US $99.917 per $100 principal amount for a yield to maturity of 5.461%. The Notes are being publicly offered in the United States through a syndicate of underwriters. Closing of the offering of the Notes is expected to occur on June 5, 2026, subject to the satisfaction of customary closing conditions. The Notes will be fully and unconditionally guaranteed by BCE Inc.

Bell Canada intends to use the net proceeds of the Canadian Offering and the US Offering (i) to repurchase, redeem or repay, as applicable, senior and/or subordinated indebtedness of Bell, including but not limited to those securities tendered in Bell’s tender offers commenced on May 27, 2026 to purchase for cash certain of its Canadian dollar and US dollar denominated debt securities (collectively, the “Tender Offers”), and (ii) for general corporate purposes. The closings of the offerings of each series of MTN Debentures and of the Notes are not conditioned on any of the others.

The MTN Debentures are being issued pursuant to a short form base shelf prospectus dated April 2, 2026 and a prospectus supplement dated April 6, 2026. Bell Canada will file a pricing supplement relating to this issue with the securities regulatory authorities in all provinces of Canada.

The US Offering is being made in the United States pursuant to a prospectus supplement dated May 27, 2026 to Bell’s short form base shelf prospectus dated April 2, 2026 filed with the Securities and Exchange Commission as part of an effective shelf registration statement on Form F-10.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful. This news release shall not constitute an offer to purchase or a solicitation of an offer to sell any of the securities subject to the Tender Offers.

The Series M-69 and Series M-70 MTN Debentures have not been and will not be registered under the U.S. Securities Act of 1933, as amended (“U.S. Securities Act”), or any U.S. state securities laws and may not be offered or sold in the United States or to or for the account or benefit of U.S. persons (as defined in Regulation S under the U.S. Securities Act). The Notes are not being offered in Canada or to any resident of Canada.

Copies of the short form base shelf prospectus and the prospectus supplements relating to the offering of the Canadian MTN Debentures and the US Notes filed with securities regulatory authorities in Canada and the United States, respectively, may be obtained from the Investor Relations department of Bell Canada at Building A, 8th floor, 1 Carrefour Alexander-Graham-Bell, Verdun, Québec, H3E 3B3 (telephone 1-800-339-6353). Copies of these documents are also available electronically, as applicable, on the System for Electronic Data Analysis and Retrieval + of the Canadian Securities Administrators (SEDAR+), at www.sedarplus.ca, or on the Electronic Data Gathering, Analysis and Retrieval system, administered by the US Securities and Exchange Commission (EDGAR) at www.sec.gov.

About Bell

Bell is Canada’s largest communications company,1 leading the way in advanced fibre and wireless networks, enterprise services and digital media. By delivering next-generation technology that leverages cloud-based and AI-driven solutions, we’re keeping customers connected, informed and entertained while enabling businesses to compete on the world stage. To learn more, please visit Bell.ca or BCE.ca.

1 Based on total revenue and total combined customer connections.

Media Inquiries:

Ellen Murphy

media@bell.ca

Investor Inquiries:

Krishna Somers

krishna.somers@bell.ca

Caution Concerning Forward-Looking Statements

Certain statements made in this news release constitute forward-looking statements, including, but not limited to, statements relating to the expected timing and completion of the proposed sale of MTN Debentures and proposed sale of the Notes, the Tender Offers, the intended use of the net proceeds from the offerings and other statements that are not historical facts. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Forward-looking statements are provided herein for the purpose of giving information about the proposed offerings referred to above. Readers are cautioned that such information may not be appropriate for other purposes.

Forward-looking statements made in this news release, including statements regarding the timing and completion of the abovementioned proposed sales of the MTN Debentures and the Notes and the Tender Offers, are subject to certain risks and uncertainties and are based on certain assumptions including, without limitation, the achievement of customary closing conditions. Accordingly, there can be no assurance that the proposed sale of the MTN

Debentures and/or of the Notes will occur, or that any of the Tender Offers will be completed or that any of the foregoing will occur at the expected time indicated in this news release. For additional information on assumptions and risks underlying certain of the forward-looking statements made in this news release, please consult BCE Inc.’s (“BCE”) 2025 Annual MD&A dated March 5, 2026, BCE’s First Quarter MD&A dated May 6, 2026 and BCE’s news release dated May 7, 2026 announcing its financial results for the first quarter of 2026, filed with the Canadian provincial securities regulatory authorities (available at sedarplus.ca) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.